PBF HOLDING COMPANY LLC

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

October 16, 2017

Mr. H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Re:	PBF Holding Company LLC Registration Statement on Form S-4 File No. 333-220406

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PBF Holding Company LLC (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 P.M. (Eastern Time), on October 18, 2017, or as soon as possible thereafter.

In connection with the above, the Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please call Jordan Rosenbaum of Stroock & Stroock & Lavan LLP at 212-806-5824 to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ Trecia M. Canty
Trecia M. Canty
Senior Vice President, General Counsel and Secretary

Cc:	Parhaum J. Hamidi, Attorney-Adviser (Securities and Exchange Commission) Jordan Rosenbaum (Stroock & Stroock & Lavan LLP)